wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

October 27th 2005

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between Sep 24th and Oct 27th 2005 (inclusive)

   Notification of transactions of directors/persons discharging managerial responsibility and connected persons
   Section 198 notification
   Block listing six monthly return
   Update on trading

2. Documents filed with Registrar of Companies for Scotland

   Returns of allotment of shares (Forms 88(2))

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:22 29-Sep-05
Number	9523R

RNS Number:9523R
Wolfson Microelectronics PLC
29 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/ director

   JULIAN HAYES

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

25,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.02%

13. Price per share or value of transaction

£2.3475 PER SHARE

14. Date and place of transaction

28 SEPTEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

190,000 ORDINARY SHARES REPRESENTING 0.17% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

29 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary

Date of notification 29th September 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:47 29-Sep-05
Number	9818R

RNS Number:9818R
Wolfson Microelectronics PLC
29 September 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
29 September 2005

Section 198 Notification

The Company was notified on 29 September 2005 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 15,149,997 ordinary shares in the Company ("Shares"), representing 13.61% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Bank of New York Brussels	FIL	78,400
Brown Bros Harrimn Ltd Lux	FIL	654,000
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FIL	57,400
JP Morgan, Bournemouth	FISL	5,082,727
Brown Bros Harrimn & Co	FMRCO	2,100,000
Mellon Bank N.A.	FMRCO	685,250
State Street Bank and Tr Co	FMRCO	150,000
Northern Trust Co	FMRCO	36,800
Bank of New York Brussels	FPM	705,500
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	71,400
Clydesdale Bank plc	FPM	60,500
HSBC Bank plc	FPM	281,500
JP Morgan, Bournemouth	FPM	1,081,000
Mellon Bank	FPM	368,700
Midland Securities Services	FPM	77,700
Northern Trust London	FPM	1,958,431
State Str Bk and Tr Co Ldn	FPM	1,435,089
Total Ordinary Shares		15,149,997

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Blocklisting Interim Review
Released	10:30 17-Oct-05
Number	7445S

RNS Number:7445S
Wolfson Microelectronics PLC
17 October 2005

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 16th October 2005

Name of applicant:	Wolfson Microelectronics plc
Name of scheme:	1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B
Period of return:	From: 8 April 2005 To: 16 October 2005
Balance under scheme from previous return:	N/a
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/a
Number of securities issued/allotted under scheme during period:	1995 Wolfson Microelectronics plc First Executive Share Option Scheme: 65,000 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 425,000 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 432,000 2003 Wolfson Microelectronics plc Executive Share Option Scheme A: Nil

	2003 Wolfson Microelectronics plc Executive Share Option Scheme B: Nil
	2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: Nil
	2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: Nil Total: 922,000
Balance under scheme not yet issued/allotted at end of period	9,775,184
Number and class of securities originally listed and the date of admission	101,755,315 ordinary shares - 21 October 2003 8,661,000 ordinary shares - 20 April 2005
Total number of securities in issue at the end of the period	111,338,315

Name of contact:	Fiona Murdoch
Address of contact:	Westfield House, 26 Westfield Road, Edinburgh EH11 2QB
Telephone number of contact:	0131 272 7000

SIGNED BY ___________George Elliott___________________________________
Director
for and on behalf of
Wolfson Microelectronics plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 04 Month 10 Year 2005	To: Day 04 Month 10 Year 2005

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,000	5,000	12,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	29 PENCE	15 PENCE	19 PENCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JACK M^cTIGUE Address: 34/5 PARKSIDE TERRACE, EDINBURGH UK Postcode EH16 5XP	Class of shares allotted: ORDINARY	Number allotted: 25,000
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Fiona K Murdoch Date 4/10/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH EH11 2QB
Tel 013 272 7000
DX number DX exchange

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Trading Statement
Released	07:00 24-Oct-05
Number	0389T

RNS Number:0389T
Wolfson Microelectronics PLC
24 October 2005

24 October 2005

Wolfson Microelectronics plc
Update on Trading

Wolfson Microelectronics plc (Wolfson or "the Company"), a leading supplier of mixed signal semiconductors for the digital consumer electronics market, is pleased to provide an update on trading conditions experienced since the interim results announced in July 2005.

At the time of the Company's interim results announcement in July, it indicated increasing demand for its portable products. This trend has accelerated into the second half as some customers experience better than expected demand for their flagship products. In addition, sales of the consumer audio and imaging products remain in line with the Company's expectations. As a result, Wolfson now expects its second half revenues to be in excess of $90m, compared to current market consensus of approximately $79m. The higher revenues will result in operating profits ahead of previous expectations.

Net cash generated from operations remains good and gross margins for 2005 continue to be in line with previous guidance of 49-51%.

David Milne, Chief Executive Officer of Wolfson, said: "We entered the second half of the year with a record order backlog which has translated into good revenue growth in the third quarter. The backlog has continued to increase with stronger demand for our products from a range of customers giving a strong finish to 2005."

Enquiries:

Wolfson Microelectronics
David Milne, CEO 0131 272 7000
George Elliott, CFO

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

END

Close

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	10	2005	27	10	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	20 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	William Fallon	Class of shares allotted	Number allotted
Address		Ordinary	10,000
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Ross K Murdoch Date 27/10/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

Westfield House, 26 Westfield Rd, Edinburgh
EH11 2QB

Tel 0131 272 7000

DX number DX exchange